UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

FORCE PROTECTION, INC.

(Name of Subject Company)

FORCE PROTECTION, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

John F. Wall, III

Senior Vice President, Assistant General

Counsel and Corporate Secretary

Force Protection, Inc.

1520 Old Trolley Road

Summerville, South Carolina 29485

(843) 574-7001

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Eric M. Krautheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Force Protection, Inc., a Nevada corporation (the “Company”), on November 18, 2011 and amended on December 1, 2011. The Schedule 14D-9 relates to the tender offer by Falcon Acquisition Corp., a Nevada corporation (“Purchaser”), which is a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent”), to purchase all of the Company’s shares of common stock, par value $0.001 per share (“Shares”), that are issued and outstanding, at a price per Share of $5.52 in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with the SEC on November 18, 2011 and amended on December 1, 2011. The Offer to Purchase and the Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011, as amended, by and among Parent, Purchaser and the Company.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 under the heading “Employment Arrangements and Severance Agreements — Retention Letter with Philip Ciarlo” is hereby amended by:

Amending and restating the heading thereof as follows:

“Employment Arrangements and Severance Agreements — Retention Letter with Philip Ciarlo and Other Employees”

Amending and restating the paragraph thereunder as follows:

“The Company previously engaged Philip Ciarlo to provide services as a consultant with the responsibilities and title of Chief of Operations. In connection with entry into the Merger Agreement, the Company has entered into retention letters with Mr. Ciarlo and 13 other non-executive officer employees. Pursuant to the terms of his retention letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein, Mr. Ciarlo will be entitled to receive a retention bonus payment of $450,000 within 10 days after the Applicable Time, provided that he continues to provide services as a consultant until the Applicable Time. Pursuant to the terms of the retention letters with the 13 other non-executive officer employees, each such employee will be entitled to receive a retention bonus payment within 10 days after the Applicable Time, provided that such employee continues to be employed at the Applicable Time. The aggregate amount of the bonus payments for the 13 non-executive officer employees is $445,000.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended by amending and restating all of the text under the heading “Background of the Offer; Reasons for the Board’s Recommendation — Background of the Offer” with the following:

“The Board, together with the Company’s management, from time to time evaluates potential opportunities for acquisitions, joint ventures, bids for government contracts and other transactions and strategic alternatives designed to increase stockholder value. The Board considers such transactions in light of the business, economic and geopolitical environment, as well as developments in the defense contracting industry. In particular, the Board has considered the cyclical nature of the Company’s business, due to variability in demand by the Company’s customers for the Company’s products, and the Company’s dependence on winning individual contracts, and the potential benefits to the Company of being part of a more diversified entity. In addition, the Company has considered being an acquiror of other lines of business in order to achieve some diversity. In connection with those considerations, the Company has from time to time pursued and considered different transactions, including a sale of the Company.

Over the past few years, the Company and General Dynamics Land Systems have been in periodic contact regarding a range of strategic and commercial relationships that have focused upon leveraging each party’s complementary business strengths, including beginning in late 2006 a teaming arrangement with respect to the production of mine-resistant, ambush-protected vehicles under the U.S. joint services program, known as the MRAP Program. Although management of the Company and General Dynamics Land Systems may have discussed strategic and commercial relationships from time to time between 2006 and July 2010, any such discussions among management of the Company and General Dynamics during that period with respect to a transaction in which General Dynamics would acquire the Company would have been only preliminary in nature.

On July 15, 2010, Mark Roualet, Vice President of General Dynamics and President of General Dynamics Land Systems, contacted Mr. Moody to discuss whether a potential strategic transaction might be beneficial for both companies. In October 2010, representatives of Bidder A contacted Mr. Moody, expressing an interest in pursuing a strategic transaction with the Company. After each contact, Mr. Moody updated the Board. The Company subsequently entered into confidentiality agreements with each of General Dynamics and Bidder A.

During October 2010, the Company’s management met with General Dynamics and Bidder A and provided to them limited confidential information to assist with their financial analysis of the Company. On October 31, 2010, Bidder A submitted a written non-binding indication of interest contemplating an acquisition of the Company at a per Share price in the range of $6.40 to $7.20. The Company’s management continued to have discussions with each of General Dynamics and Bidder A between October 2010 and December 2010. In connection with those discussions, the Company furnished General Dynamics and Bidder A with certain non-public information and met with General Dynamics (in late September and twice in November 2010) to discuss in general their respective businesses, their commercial relationship and a potential strategic relationship and also met with Bidder A (on November 30, 2010) to discuss a potential strategic transaction.

At a meeting of the Board on November 2, 2010, the Company’s management updated the Board with respect to various strategic initiatives, including the discussions with General Dynamics and Bidder A, and the Board directed management to work with a financial advisor to prepare a review of the Company’s business strategy and strategic alternatives, to be presented at the Board’s December 7, 2010 meeting.

At the meeting of the Board on December 7, 2010, the Board reviewed information regarding its strategic alternatives. That review included a discussion of the defense sector, public observations of the Company and an analysis of various strategic alternatives, including maintaining the status quo, expanding through acquisitions and a sale of the Company. Management presented financial projections to the Board, which the Board considered as part of its review of strategic alternatives. The Board, in considering the Company’s strategic alternatives, considered the risks being faced by the Company in executing its business strategy, including the Company’s business and financial prospects as an independent entity and present and potential future decreases in domestic and international defense spending, and the effect of these risks on the Company’s value. Although not retained by the Company because neither the Company nor the financial advisor required a retention for the December 7, 2010 Board presentation, the financial advisor that had been contacted by management in November 2010 made a presentation to the Board at the December 7, 2010 meeting regarding strategic alternatives. The Board, at the December 7, 2010 meeting, asked management to continue discussions with General Dynamics and Bidder A. The Board also authorized management to continue to review the prospects for acquisitions by the Company of complementary businesses.

Discussions between the Company’s management and Bidder A continued in January 2011 and management updated the Board at a meeting on January 25, 2011. On February 4, 2011, a representative of Bidder A indicated to Mr. Moody that Bidder A was not at that time interested in pursuing a strategic transaction with the Company because the Board of Directors of Bidder A (which was not in the defense industry) had become concerned about the risks of participating in the defense industry, particularly in light of the reported plans for the withdrawal of U.S. military troops from Iraq and Afghanistan. Mr. Moody contacted Bidder A shortly before the Merger Agreement was executed with General Dynamics. The chief executive officer of Bidder A indicated that they were still not interested in pursuing a strategic transaction with the Company.

During early March 2011, the Company’s management and General Dynamics spoke on several occasions regarding normal course business matters. On March 16, 2011, General Dynamics submitted a written non-binding indication of interest offering to enter into negotiations to acquire the Company for an aggregate cash price of $425 million. The March 16, 2011 indication of interest did not express the $425 million cash price as a per share amount. For purposes of its review, the Company equated the $425 million aggregate price to a per share price of approximately $6.07 per Share.

The Company’s management provided General Dynamics’ non-binding indication of interest to the members of the Board for discussion at the Board’s regularly scheduled meeting on March 28, 2011. At that meeting, management discussed their preliminary observations regarding General Dynamics’ indication of interest with the Board. Based on that discussion, the Board asked management to further analyze General Dynamics’ indication of interest and to update the Company’s strategic plan (which was previously discussed with the Board in the fall of 2010), including the risks related to that strategic plan, and to report back to the Board at a follow-up meeting on April 1, 2011.

At the meeting of the Board on April 1, 2011, the Company’s management and the Board further discussed the Company’s strategic direction and a potential sale of the Company. At the Board’s request, management outlined the risks to the Company as a result of remaining a stand-alone company and the implications of not being successful in achieving the Company’s business objectives. The Board considered the risks being faced by the Company in carrying out its business objectives. The Board and management discussed whether a sale of the Company may be beneficial for the Company and the Company’s stockholders in light of potential disruptions to the Company’s business as a result of pursuing such a transaction, and, after such discussion, instructed management to continue discussions with General Dynamics, including to determine whether General Dynamics had any flexibility to increase the price set forth in the March 16 indication of interest.

On April 1, 2011, Mr. Moody contacted David Heebner, Executive Vice President, Combat Systems, of General Dynamics. Mr. Moody indicated that the Company was interested in engaging in discussions with General Dynamics to determine if a potential transaction would be beneficial to both companies and inquired whether General Dynamics had any flexibility to increase the price set forth in the March 16 indication of interest.

On April 11, 2011, the Board authorized management to retain Lincoln International LLC (including its affiliate, Lincoln Partners Advisors LLC, “Lincoln”) as the Company’s financial advisor and requested that Lincoln report to the Board regarding potential interested persons. After reviewing and discussing financial advisors that the Company could consider retaining, interviewing representatives of Lincoln and receiving a presentation from representatives of Lincoln outlining its qualifications, the Board selected Lincoln as its financial advisor because certain of its representatives have substantial experience in transactions similar to the transactions contemplated by the Merger Agreement and because of the understanding by certain representatives of Lincoln of Force Protection’s business and operating units. On April 13, 2011, the Company engaged Lincoln as its financial advisor. At weekly update conference calls during April and May 2011, the Company’s management and Lincoln discussed other potential interested persons with the Board and the Board authorized Lincoln to contact eight persons that would potentially be interested in a strategic transaction with the Company, including four potential strategic buyers. The eight persons contacted by representatives of Lincoln were chosen by the Board after a review of potential interested persons, including persons identified by representatives of Lincoln and persons identified by the Board, with a view toward contacting the persons that may be most interested in a transaction balanced against a desire to be focused to maintain confidentiality throughout the process and reduce distraction to the continuing operations of the business. Lincoln contacted those eight persons in April and May 2011. Of the eight persons contacted by Lincoln in April and May 2011, three of them signed confidentiality agreements and management made presentations to two of them. The third person advised the Company that it decided to not meet with the Company. None of the persons contacted by Lincoln in April and May 2011 expressed an interest in pursuing a transaction with the Company. Given that none of the eight persons that were assessed to potentially have the most interest in pursuing a transaction had expressed any interest in pursuing a transaction, the Board, after conferring with Lincoln, decided not to contact any other potential interested persons.

On April 19, 2011, representatives of the Company and General Dynamics met in Washington, D.C. Those present for the Company included Messrs. Moody, Mathis and Hutcherson, as well as a representative of Lincoln. Those present for General Dynamics were Mr. Heebner, Mark Rayha, Staff Vice President, Financial Planning & Analysis, Neal Wheeler, Assistant General Counsel, Mr. Roualet, Gary Whited, then-Senior Vice President and Chief Financial Officer and current Senior Vice President and General Manager of General Dynamics Land Systems, and Arjun Kampani, Vice President and General Counsel of General Dynamics Land Systems. At the meeting, the parties discussed key due diligence items that General Dynamics indicated that it would need to confirm in order to continue discussions concerning a potential transaction with the Company.

After the meeting, General Dynamics and its advisors were granted access to an electronic data room and conducted due diligence on the Company, including review of documents and preliminary discussions regarding the Company and its businesses. Several weeks later, on May 20, 2011, after conducting additional detailed due diligence, Mr. Heebner informed Mr. Moody that, given concerns regarding lack of visibility into partnerships and arrangements in areas where the Company and General Dynamics were competing and certain pending EEOC claims raised during due diligence, general market uncertainty and uncertainty regarding global and domestic defense budgets, General Dynamics had decided to focus on other strategic initiatives and business matters and that it was no longer interested in pursuing an acquisition of the Company.

Over the course of the late spring and summer of 2011, the Company’s business continued to be challenging and the Board continued to consider a potential sale of the Company. The Board and the Company’s management also discussed using the Company’s large amount of available cash to repurchase Shares. After considering these and a number of other alternatives, the Board determined that returning a certain amount of cash to stockholders in the form of a repurchase program was the best then-available alternative to increase stockholder value. In June 2011, under the $20 million share repurchase program approved by the Board in March 2011, the Company began open market purchases of Shares.

In late June 2011, a consortium of financial buyers, or Bidder B, contacted Lincoln indicating that they may be interested in discussing a potential purchase of the Company. Bidder B had not been approached by Lincoln in April 2011, but after management discussed the identity and background of the Bidder B members with Lincoln, management decided to have preliminary discussions with Bidder B. On July 14, 2011, the Company signed a confidentiality agreement with Bidder B, and on July 15, 2011, Messrs. Moody, Mathis and Hutcherson held a preliminary in-person meeting with Bidder B to discuss the Company’s business and limited publicly available financial information.

At a Board meeting on July 29, 2011, the Board formed an ad hoc special transactions committee to streamline the process for considering potential strategic transactions. The members of the ad hoc special transactions committee, which was not a formally constituted Board committee, were Lynn Brubaker, Thomas A. Corcoran, John S. Day, Kenneth A. Merlau and John W. Paxton, Sr., with Mr. Moody participating as an invitee at non-executive sessions.

On August 4, 2011, the Company reported disappointing second quarter earnings results, with quarterly sales of $92.2 million and a net loss of $0.22 per diluted Share. Notwithstanding the disappointing second quarter results, the Company stated that “supported by funded backlog of $728 million at June 30, 2011, the Company reiterates its outlook of growth in 2011 full year revenue as compared to 2010.” The Company also reported that it continued to make important progress in its business development efforts and announced that the Board had authorized an additional $10 million for the repurchase of Shares. The closing price of Shares on August 4, 2011 was $4.20. Two days later, on August 6, 2011, the price of Shares closed at $3.39.

The ad hoc special transactions committee of the Board held an initial meeting on August 8, 2011. At that meeting, the committee discussed a range of items, including the Company’s ability to respond to potential unsolicited acquisition proposals in the event that any arose, continuing Share repurchases, a special dividend, acquisitions and other strategic transactions. The Company’s management also updated the committee on the ongoing discussions with Bidder B.

On August 12, 2011, a second series of in-person meetings was held with Bidder B. At the meetings, Messrs. Moody, Mathis and Hutcherson and a representative from Lincoln presented to Bidder B an analysis of the Company’s business outlook and Bidder B conducted detailed due diligence on the Company.

Throughout the rest of August and most of September, Bidder B continued to conduct due diligence on the Company and, on September 23, 2011, Bidder B submitted a written indication of interest to acquire the Company at a price range of $5.50 to $6.00 per Share.

On September 30, 2011, the ad hoc special transactions committee of the Board held a meeting to discuss the status of the Company’s Share repurchase program, the discussions with Bidder B and other matters.

In early October 2011, the Company was told that one of the financial buyers that was a part of the Bidder B bidding consortium determined that it no longer wished to participate in a potential transaction. Shortly thereafter, Bidder B indicated that it was able to find an additional member, and Bidder B was granted access to an electronic data room and began extensive due diligence on the Company.

On October 4, 2011, Mr. Heebner contacted Mr. Moody to indicate that General Dynamics may have a renewed interest in discussing a potential transaction with the Company and that he would likely be contacting Mr. Moody again following a meeting of the board of directors of General Dynamics. Mr. Moody indicated to Mr. Heebner that he would be supportive of discussing a transaction with the Board if General Dynamics were to make an offer and make the Company comfortable that they were serious about pursuing a transaction. On October 5, 2011, Mr. Heebner contacted Mr. Moody again and indicated that General Dynamics would be interested in discussing a potential transaction with the Company, but indicated that, based upon the current environment, market conditions, outlook for the defense industry and the Company’s performance in the first half of 2011, General Dynamics would be prepared to make an offer at an aggregate cash price of approximately $350 million. Mr. Moody acknowledged the risks outlined by Mr. Heebner and also acknowledged the changes in circumstances since the discussions between the Company and General Dynamics during the spring of 2011. Mr. Moody indicated that he thought the Board would be inclined to consider such a transaction. Mr. Moody told Mr. Heebner that he would discuss General Dynamics’ proposal with the Board promptly, but he would need a written proposal. Mr. Moody contacted each member of the Board over the next several days to update them on the proposal from General Dynamics.

During the week of October 10, 2011, Messrs. Moody and Heebner each attended the Association of the United States Army Annual Meeting and Exposition in Washington, D.C. While at this meeting, Messrs. Moody and Heebner further discussed General Dynamics’ proposal along with certain matters raised by General Dynamics during its due diligence on the Company in the spring of 2011. Following this discussion, Messrs. Moody and Heebner agreed that General Dynamics and its advisors would conduct due diligence on the Company in person on October 17, 2011. Also while at this meeting in Washington D.C., a senior executive of another company indicated to Mr. Moody that his company could be potentially interested in pursuing a strategic transaction with the Company. Another representative of this other company had been contacted by Lincoln in April 2011 as one of the eight persons contacted at that time, but had indicated at that time that the other company was not interested in pursuing a strategic transaction with the Company. Mr. Moody indicated that he would be open to having that discussion, but the other executive did not follow up with Mr. Moody until October 28, 2011, at which time the other company indicated that it was not in a position to sign the Company’s proposed confidentiality agreement because it would not agree to a customary standstill provision and other customary terms. The Company determined, based on the inability to reach agreement on the confidentiality agreement and the lack of interest that the other company had expressed when previously contacted, that this other company would not be in a position to engage in productive discussions about a strategic transaction, including a potential acquisition of the Company. The other company did not renew contact with the Company prior to the announcement of the Merger Agreement with General Dynamics.

On October 13, 2011, the Company entered into an amendment to its existing confidentiality agreement with General Dynamics that extended the agreement for an additional year and shortly thereafter General Dynamics was granted access to an updated electronic data room to update the due diligence investigation that General Dynamics had conducted in April and May 2011.

Over the course of two full days on October 13 and 14, 2011, numerous representatives of Bidder B and its financial advisor conducted detailed in-person due diligence on the Company and its facilities. Those present for the Company included Messrs. Moody, Mathis, Hutcherson, Troy and Ciarlo and a representative from Lincoln. Following the meetings on October 13 and 14, 2011, the Company and representatives of Lincoln continued discussions with Bidder B and its financial advisor, and followed up on due diligence questions.

On October 14, 2011, the Company received a written proposal from General Dynamics for an acquisition of the Company at an aggregate cash price of $350 million. The October 14, 2011 indication of interest did not express the $350 million cash price as a per share amount. For purposes of its review, the Company equated the $350 million aggregate price to a per share price of approximately $5.37 per Share. Mr. Moody contacted each member of the Board over the next several days to update them on the proposal from General Dynamics.

On October 17, 2011, General Dynamics and its advisors conducted in-person due diligence on the Company with Messrs. Moody and Mathis, other representatives from the Company and a representative from Lincoln in attendance. At this meeting, the representatives of the Company provided an update on the business of the Company, and Mr. Mathis shared with General Dynamics certain non-public unaudited financial information in connection with General Dynamics’ due diligence of the Company. The parties also discussed various due diligence items, including the stipulation of settlement entered into by the Company in connection with federal shareholder derivative litigation against the Company, the process for court approval of such settlement, the insurance proceeds available for any settlement payment, the structure of the Company’s various third party joint venture arrangements and the status of various other items raised by General Dynamics during its due diligence review of the Company in the spring of 2011. At the conclusion of the meeting, General Dynamics and the Company agreed that General Dynamics would continue with its due diligence on the Company and that General Dynamics would prepare an initial draft merger agreement for consideration by the Company.

On October 18, 2011, the ad hoc special transactions committee of the Board held a meeting, which was attended by all of the members of the Board. The meeting was also attended by the Company’s management, a representative of each of Lincoln and the Company’s outside counsel, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), to discuss General Dynamics’ proposal. At the meeting, the Company’s management provided an update on the status of discussions with Bidder B and certain matters, including the level of expenses, expense margins and the level of profitability, identified by Bidder B during the course of its due diligence on the Company. Also at the meeting, a representative of Lincoln discussed the financial aspects of the proposed transaction with General Dynamics and the Board asked questions of management and the Company’s legal and financial advisors. At that meeting the determination was made that Mr. Moody should discuss with General Dynamics its ability to increase its offer price.

On October 19, 2011, Mr. Moody contacted Mr. Wheeler regarding the General Dynamics proposal, and Mr. Heebner then contacted Mr. Moody. During that discussion, Mr. Moody indicated to Mr. Heebner that the Board was supportive of the idea of a potential transaction with General Dynamics, but felt that a higher price would be necessary in order for the Board to approve the transaction. Mr. Heebner indicated that General Dynamics would be willing to increase its offer price to a $360 million aggregate purchase price, but that he could not consider any higher price without finding a basis to support such higher price (which could only be found, if at all, after significant additional due diligence) and without presenting such higher price to the General Dynamics board of directors for further approval, all of which would likely significantly delay entering into an agreement. Mr. Moody indicated that he believed that at that price the Board would support a transaction with General Dynamics, but that he would need to discuss it with the Board.

Thereafter, the Company received a revised written proposal from General Dynamics indicating an aggregate cash price of $360 million. General Dynamics and the Company discussed how such aggregate amount translated into a per Share price, with General Dynamics indicating, based on publicly available information, that the amount equaled $5.44 per Share. After reviewing additional information with respect to the Company’s capitalization, including the number and strike price of the Company’s outstanding options, the parties ultimately agreed that the written proposal indicated the Offer Price of $5.52 per Share.

Also on October 19, 2011, Jenner & Block LLP (“Jenner & Block”), outside counsel to General Dynamics, provided an initial draft of the Merger Agreement to Sullivan & Cromwell.

While the Company reviewed the draft Merger Agreement, General Dynamics continued to conduct due diligence on the Company.

On October 21, 2011, Sullivan & Cromwell provided Jenner & Block a written list of issues with the terms of the Merger Agreement.

The Company determined that retaining a second financial advisor, with an international reputation in providing fairness opinions with respect to similar transactions, would be advisable. On October 22, 2011, the Company engaged

Barclays Capital Inc. (“Barclays Capital”) for the purpose of rendering an opinion to the Board with respect to the fairness, from a financial point of view, to the Company’s stockholders (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiaries of General Dynamics) of the consideration to be offered to such stockholders in the Offer and the Merger and providing related financial advisory services, which engagement was confirmed by a written agreement dated November 2, 2011. After reviewing and discussing financial advisors that the Company could consider retaining for the purposes of rendering a fairness opinion and contacting one other financial advisor, the Company retained Barclays Capital.

The parties and their respective legal advisors discussed the list of issues on October 23, 2011, focusing in particular on the conditions to the Offer (including the minimum tender condition), the extent of the representations and warranties, the mechanics of the Top-Up Option, the definition of Material Adverse Effect and the size of, and triggers to, the termination fee.

On October 25, 2011, Sullivan & Cromwell delivered a revised draft of the Merger Agreement to Jenner & Block.

Also on October 25, 2011, a representative of Bidder B called Mr. Moody to indicate that, after extensive due diligence and financial analysis of the Company, if Bidder B were able to propose a price per Share to acquire the Company, such price would be under $5.00 per Share.

On October 26, 2011, Mr. Wheeler contacted Mr. Mathis to indicate that he believed there were substantial issues with the draft Merger Agreement provided by the Company, including the Company’s request for a reduced, two-tier termination fee that would only be either $2.25 million or $4.5 million, and that he believed reaching an agreement prior to the Company’s previously established deadline, which was in 11 days and established to precede the deadline for filing the Company’s quarterly report for the third quarter of 2011 (which the Company believed may have required disclosure of any pending discussions with General Dynamics) and to coincide with the Company’s previously-scheduled quarterly earnings announcement, would be very difficult if the Company insisted upon the terms in the Company’s most recent draft of the Merger Agreement. Mr. Mathis suggested that the parties and their representatives discuss the Merger Agreement the next day.

On October 27, 2011, the ad hoc special transactions committee of the Board, with the full Board in attendance, met and discussed the proposed transaction. The Company’s management updated the ad hoc special transactions committee on the status of the negotiations with General Dynamics. Later that same day, General Dynamics, the Company and their respective legal advisors discussed the terms of the Merger Agreement.

On October 29, 2011, Jenner & Block provided Sullivan & Cromwell with a revised draft of the Merger Agreement. The next morning, the parties and their respective legal advisors discussed the issues raised by the October 29 draft of the Merger Agreement, and the Company indicated that there were a few points that it believed were critical to have resolved, including (1) the ability of the Company Board to enter into negotiations with a competing bidder and change its recommendation with respect to the transactions contemplated by the Merger Agreement, (2) the structure of the minimum tender condition, (3) General Dynamics’ request for a single-tier termination fee that would be significantly higher than Force Protection’s previous proposal and (4) the formulation of the condition to the Offer with respect to the accuracy of Company’s capitalization representation in the Merger Agreement. The Company’s and General Dynamics’ legal advisors continued to negotiate the Merger Agreement on October 30, 2011 and October 31, 2011.

On November 1, 2011, the Company announced it had received a modification to an existing contract with the U.S. Army for the purchase of an additional 167 Buffalo MRAP vehicles and 102 Buffalo armor kits, with deliveries extending to April 2014. The financial information of the Company provided to Lincoln and Barclays Capital accounted for this $185.9 million contract award. Winning the contract permitted the Company to validate the information about business prospects that it had provided to General Dynamics and other persons in due diligence. On November 1, 2011, the Board met and discussed the proposed transaction. The Company’s management and representatives of Lincoln and Sullivan & Cromwell participated in the meeting. At the meeting, management updated the Board on the status of the negotiations with General Dynamics and Sullivan & Cromwell summarized the then-current terms of the Merger Agreement and the Board asked questions of management and the advisors.

Later on November 1, 2011, the parties and their legal advisors again discussed the terms of the Merger Agreement. General Dynamics indicated that many of the significant issues raised by the Company a few days earlier would be resolvable in favor of the Company other than the issue of the minimum tender condition, which General Dynamics insisted be formulated in a manner that, together with the Top-Up Shares, would permit it to consummate a short-form merger under the NRS without the approval of the Company’s stockholders if such condition were satisfied. General Dynamics also raised a related issue at that time in respect of an existing derivative action against the Company in which a settlement had been reached, but not yet entered by the court. Later that same day, Sullivan & Cromwell provided a revised draft of the Merger Agreement to Jenner & Block.

On November 2, 2011, the parties and their respective legal advisors again discussed the existing derivative action against the Company and agreed that the Company would seek an amendment to the proposed order implementing the settlement agreement that would be filed with the court contemporaneously with the execution of the Merger Agreement.

Counsel to the director defendants in such action contacted the counsel for the plaintiffs in such action during the day on November 4, 2011 and an agreement with respect to the proposed amended order was reached over the weekend prior to the amendment of the transaction.

In the late afternoon of November 3, 2011, the Board met and reviewed with the Company’s management the terms of the proposed transaction and discussed in depth the potential benefits and draw-backs of the proposed transaction to the Company and its stockholders, including the reasons discussed below in this Item 4 under the heading “— Reasons for the Board’s Recommendation.” On that same day, representatives of the Company and General Dynamics as well as their legal advisors continued to negotiate the Merger Agreement. Following those negotiations, the parties agreed upon a list of final significant matters that required negotiation.

On November 4, 2011, Mr. Mathis called Mr. Wheeler and discussed with him the significant open matters, including the mechanics of the minimum tender condition, the extent of General Dynamics’ obligation to take certain actions with respect to obtaining required regulatory approvals, the definition of Material Adverse Effect, the parties’ rights to terminate the Merger Agreement and the size of, and triggers to, the termination fee. Mr. Mathis indicated that most of the outstanding issues relating to certainty of closing were issues that the Company needed to resolve in the Company’s favor, but that matters relating to the termination fee triggers and the ultimate size of the termination fee could be resolved in favor of General Dynamics if the other items were resolved favorably to the Company. Messrs. Mathis and Wheeler reached agreement on those items largely along those lines.

On November 4, 2011, the Board met again and reviewed the terms and conditions of the proposed transaction. At the meeting, representatives of Sullivan & Cromwell reviewed the terms of the Merger Agreement and the fiduciary duties of the Board in connection with the proposed transaction. The Company’s management discussed the financial elements of the transaction and the future prospects of the Company. At this same meeting, the Board engaged in discussions regarding the proposed transaction and directed questions to management and representatives of each of Sullivan & Cromwell, Lincoln and Barclays Capital. Also at this meeting, representatives of each of Lincoln and Barclays Capital each discussed with the Board the financial aspects of the proposed transaction.

The Board met again on the afternoon of November 5, 2011 and was updated on the status of negotiations by the Company’s management and the terms of the Merger Agreement by Sullivan & Cromwell. The Board continued to ask questions relating to the terms of the Merger Agreement.

The parties continued to negotiate the terms of the Merger Agreement over the course of November 5 and November 6, 2011. The Board met again in the afternoon of November 6, 2011. At this meeting, representatives of each of Lincoln and Barclays Capital delivered to the Board the respective oral opinions of Lincoln and Barclays Capital, which were subsequently confirmed by delivery of their respective written opinions, each dated November 6, 2011, as of that date and based on and subject to various assumptions, matters considered and limitations, qualifications and conditions described in Lincoln’s and Barclays Capital’s respective written opinions, as to the fairness, from a financial point of view, to the Company’s stockholders (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiaries of General Dynamics) of the Offer Price. Lincoln’s and Barclays Capital’s respective written opinions are filed as Exhibits (a)(2)(B) and (a)(2)(C), respectively, to this Schedule 14D-9.

Following careful consideration of the proposed Merger Agreement and the transactions contemplated by the Merger Agreement, the Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated in the Merger are in the best interest of the Company and its stockholders, (ii) adopted the Merger Agreement, (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement. Immediately following the meeting of the Board, the compensation committee of the Board reviewed the terms of, and approved, certain employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

Before the opening of trading on the NASDAQ on November 7, 2011, the parties executed the Merger Agreement, the proposed amended order implementing the settlement agreement was filed and each of General Dynamics and the Company issued a press release announcing their execution of the Merger Agreement.

On November 30, 2011, General Dynamics, Purchaser and the Company amended the Merger Agreement to change the date in Section 7.7(a) thereof from seven business days to 30 business days. A copy of the amendment to the Merger Agreement is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.”

Item 4 of the Schedule 14D-9 under the heading “Opinion of Lincoln, the Company’s Financial Advisor — Selected Publicly Traded Company Analysis” is hereby amended by:

Amending and restating the last sentence of the 3rd paragraph thereof as follows:

“Lincoln calculated the multiple of each company’s enterprise value to its last twelve months (which we refer to as LTM) EBITDA and the multiple of each company’s enterprise value to the 2011 EBITDA estimate (2011E EBITDA), which are listed below:”

Inserting the following table immediately following the 3rd paragraph thereof as follows:

Company	Enterprise value / LTM Revenue	Enterprise value / LTM EBITDA	Enterprise value / 2011E Revenue	Enterprise value / 2011E EBITDA
Alliant Techsystems Inc.	0.7x	4.8x	0.7x	5.0x
BAE Systems plc	0.5x	3.9x	0.5x	4.0x
Finmeccanica SpA	0.4x	4.6x	0.5x	4.9x
General Dynamics Corporation	0.8x	5.6x	0.8x	5.5x
Huntington Ingalls Industries, Inc.	0.4x	7.0x	0.4x	5.3x
Lockheed Martin Corporation	0.6x	5.7x	0.6x	5.8x
Northrop Grumman Corporation	0.5x	3.9x	0.6x	4.2x
Raytheon Company	0.7x	5.3x	0.7x	5.3x
Rheinmetall AG	0.5x	4.5x	0.4x	3.7x

Item 4 of the Schedule 14D-9 under the heading “Opinion of Barclays Capital, the Company’s Financial Advisor — Selected Public Company Analysis” is hereby amended by:

Amending and restating the last sentence of the 2nd paragraph thereof as follows:

“As part of its selected public company analysis, Barclays Capital calculated and analyzed each company’s ratio of its current stock price to its projected earnings per share, or EPS (commonly referred to as a price earnings ratio, or P/E) for each of 2011 and 2012, and the ratio of each company’s enterprise value to certain projected financial criteria (such as revenue, EBITDA, and earnings before interest and taxes, or EBIT) for each of 2011 and 2012, which are listed below:”

Inserting the following table immediately following the 2nd paragraph thereof as follows:

	P/E / 2011E	P/E / 2012E	EV / Revenue (2011E)	EV / EBITDA (2011E)	EV / EBIT (2011E)	EV / Revenue (2012E)	EV / EBITDA (2012E)	EV / EBIT (2012E)
BAE Systems plc	6.9x	6.6x	0.52x	4.3x	5.3x	0.51x	4.2x	5.2x
General Dynamics Corporation	8.8x	8.4x	0.77x	5.6x	6.4x	0.74x	5.5x	6.2x
L-3 Communications Corporation	7.8x	7.7x	0.72x	5.9x	6.8x	0.73x	6.1x	6.9x
Lockheed Martin Corporation	10.1x	9.6x	0.59x	5.9x	7.1x	0.59x	5.6x	6.8x
Northrop Grumman Corporation	8.2x	8.3x	0.61x	4.4x	5.2x	0.62x	4.7x	5.6x
Raytheon Company	8.8x	8.4x	0.68x	5.5x	6.3x	0.67x	5.3x	6.1x
Alliant Techsystems Inc.	7.1x	7.1x	0.67x	5.9x	4.9x	0.68x	5.0x	6.1x
Cubic Corporation	15.2x	14.5x	0.70x	6.9x	8.2x	0.67x	6.7x	7.8x
Harris Corporation	7.6x	7.2x	1.09x	5.4x	6.7x	1.05x	5.2x	6.6x
Orbital Sciences Corporation	14.8x	14.9x	0.57x	7.1x	9.9x	0.51x	5.6x	7.2x
Rockwell Collins, Inc.	13.1x	11.8x	1.75x	7.9x	9.2x	1.68x	7.4x	8.4x
Huntington Ingalls Industries, Inc.	8.6x	8.7x	0.46x	5.5x	8.1x	0.45x	5.5x	7.6x
Cobham plc	9.0x	8.7x	1.24x	5.7x	6.9x	1.27x	5.7x	6.9x
Exelis, Inc.	NA	NA	0.49x	4.0x	4.6x	0.48x	4.1x	4.6x
Navistar International Corporation	8.1x	6.3x	0.27x	4.7x	7.1x	0.24x	3.6x	5.0x
Oshkosh Corporation	7.6x	12.7x	0.34x	4.3x	5.5x	0.35x	5.5x	7.4x
Force Protection – Consensus	24.8x	10.0x	0.22x	4.0x	8.8x	0.20x	2.3x	3.3x
Force Protection – Management Estimates	16.5x	10.1x	0.22x	3.4x	5.6x	0.18x	2.6x	3.6x

Item 4 of the Schedule 14D-9 under the heading “Opinion of Barclays Capital, the Company’s Financial Advisor — Selected Precedent Transaction Analysis” is hereby amended by amending and restating the table immediately following the 2nd paragraph thereof as follows:

Date Announced	Acquirer	Target	EV/LTM Sales	EV/LTM EBITDA	EV/ LTM EBIT
April 2010	Cerberus Capital Management, L.P.	DynCorp International, Inc.	0.40x	6.1x	7.4x
April 2010	Kratos Defense & Security Solutions, Inc.	Gichner Systems Group, Inc.	0.80x	8.2x	9.5x
November 2008	General Dynamics Armament and Technical Products, Inc.	AxleTech International, Inc.	Approximately 1.50x	Approximately 8.5x	Approximately 10.0x

Date Announced	Acquirer	Target	EV/LTM Sales	EV/LTM EBITDA	EV/ LTM EBIT
January 2008	BAE Systems Australia Limited	Tenix Defence Pty. Ltd.	1.11x	13.8x	NA
May 2007	BAE Systems, Inc.	Armor Holdings, Inc.	1.64x	15.4x	19.0x
February 2006	Armor Holdings, Inc.	Stewart & Stevenson Services Inc.	1.04x	22.1x	30.8x
September 2005	DRS Technologies, Inc.	Engineered Support Systems, Inc.	1.94x	12.8x	14.3x
March 2005	BAE Systems North America, Inc.	United Defense Industries, Inc.	1.83x	12.5x	14.4x
December 2004	Veritas Capital, L.P.	DynCorp International, LLC	0.48x	7.9x	8.0x
June 2004	BAE Systems plc	Alvis plc	0.68x	9.3x	12.9x
July 2003	Armor Holdings, Inc.	Simula, Inc.	1.05x	6.3x	8.6x
December 2002	General Dynamics Corporation	Defense business of General Motors Corp.	1.14x	8.1x	9.6x
August 1997	The Carlyle Group	United Defense Industries, Inc.	0.75x	5.8x	7.9x
Median			1.05x	8.5x	9.8x

Item 4 of the Schedule 14D-9 under the heading “Opinion of Barclays Capital, the Company’s Financial Advisor — General” is hereby amended by amending and restating the last sentence of the 2nd paragraph thereof as follows:

“Specifically, in the past two years, Barclays Capital has acted as an underwriter for General Dynamics of certain of its investment grade bonds and Barclays Capital (or one of its affiliates) committed to participate as a lender under General Dynamics’ new credit facility, for which Barclays Capital received to date less than $200,000 in the aggregate in connection therewith.”

Item 4 of the Schedule 14D-9 under the heading “Certain Unaudited Prospective Financial Information of the Company” is hereby amended by:

Inserting the following two sentences immediately before the last sentence of the 1st paragraph thereof:

“In addition, the Company prepared in late October 2011 certain other non-public unaudited financial information that it shared with General Dynamics in connection with General Dynamics’ due diligence of the Company, which information is also summarized below. As described below, the unaudited prospective financial information supplied that was made available to the Board at its meetings on November 4, 2011 and November 6, 2011 and also provided by the Company’s management to Lincoln and Barclays Capital in connection with the rendering of their respective opinions to the Board and performing their related financial analyses differed in some meaningful respects from the other non-public unaudited financial information that the Company shared with General Dynamics in connection with General Dynamics’ due diligence of the Company.”

Amending and restating the 3rd paragraph thereof as follows:

“The following table presents selected unaudited prospective financial information for the fiscal years ending 2011 through 2016, which information summarizes information that was provided by the Company’s management to the Board at meetings held on November 4, 2011 and November 6, 2011 and to Lincoln and Barclays Capital in connection with the rendering of their respective opinions to the Board and performing their related financial analyses, as described in Item 4 under the headings “The Solicitation or Recommendation — Opinion of Lincoln, the Company’s Financial Advisor” and “The Solicitation or Recommendation — Opinion of Barclays Capital, the Company’s Financial Advisor”:”

Amending and restating the table immediately following the 3rd paragraph thereof as follows:

Consolidated Summary of Unaudited Prospective Financial Information

($ in millions, except per Share data)

	2011E	2012F	2013F	2014F	2015F	2016F
Net revenue	$653.3	$796.7	$691.8	$686.9	$688.7	$719.9
Gross profit	127.7	129.7	152.8	146.9	126.2	129.6
Operating profit	12.9	29.1	62.9	57.6	36.7	39.7
EBITDA	29.7	46.7	81.2	75.9	55.0	58.0
Adjusted EBITDA	42.9	56.7	81.2	75.9	55.0	58.0
Adjusted net income	17.4	26.5	42.4	38.9	25.4	27.3
Adjusted earnings per Share	0.26	0.42	0.67	0.61	0.40	0.43

Amending and restating the table immediately following the 4th paragraph thereof as follows:

	2011E	2012F	2013F	2014F	2015F	2016F
Operating profit	$12.9	$29.1	$62.9	$57.6	$36.7	$39.7
Depreciation and amortization(1)	16.8	16.0	16.0	16.0	16.0	16.0
Other income	—	1.6	2.3	2.3	2.3	2.3
EBITDA	29.7	46.7	81.2	75.9	55.0	58.0
Asset impairment expense	3.2	—	—	—	—	—
Restructuring expense	10.0	10.0	—	—	—	—
Adjusted EBITDA	42.9	56.7	81.2	75.9	55.0	58.0

(1)	Depreciation and amortization expense is consistent with depreciation and amortization expense for 2010 ($16.2 million) and 2011 ($12.8 million through first 9 months).

Amending and restating the table immediately following the 5th paragraph thereof as follows:

	2011E	2012F	2013F	2014F	2015F	2016F
Net income	$8.6	$20.0	$42.4	$38.9	$25.4	$27.3
Asset impairment expense, net of taxes	2.1	—	—	—	—	—
Restructuring expense, net of taxes	6.7	6.5	—	—	—	—
Adjusted net income	17.4	26.5	42.4	38.9	25.4	27.3

Inserting the following paragraphs and tables immediately following the 6th paragraph thereof as follows:

“The following table presents selected unaudited prospective financial information for the fiscal years ending 2011 through 2015, which information summarizes information that was provided by the Company’s management to General Dynamics:

Consolidated Summary of Certain Unaudited Prospective Financial Information

($ in millions, except per share data)

	2011E	2012F	2013F	2014F	2015F
Net revenue	$653.3	$871.0	$783.9	$848.6	$951.0
Gross profit	127.7	152.6	168.9	172.6	176.3
Operating profit	12.9	56.8	90.5	92.0	90.7
EBITDA	29.3	74.4	108.8	110.3	109.0
Adjusted EBITDA	42.5	74.4	108.8	110.3	109.0
Adjusted net income	17.4	38.0	60.3	61.3	60.4
Adjusted earnings per share	0.26	0.60	0.95	0.97	0.95

The following is a reconciliation of the EBITDA and Adjusted EBITDA amounts to the operating profit amounts contained in the summary of the unaudited prospective financial information set forth above (in millions):

	2011E	2012F	2013F	2014F	2015F
Operating profit	$12.9	$56.8	$90.5	$92.0	$90.7
Depreciation and amortization	16.4	16.0	16.0	16.0	16.0
Other income	—	1.6	2.3	2.3	2.3
EBITDA	29.3	74.4	108.8	110.3	109.0
Asset impairment expense	3.2	—	—	—	—
Restructuring expense	10.0	—	—	—	—
Adjusted EBITDA	42.5	74.4	108.8	110.3	109.0

The following is a reconciliation of the adjusted net income amounts contained in the summary of the unaudited prospective financial information set forth above to the Company’s unaudited prospective net income (in millions):

	2011E	2012F	2013F	2014F	2015F
Net income	$8.6	$38.0	$60.3	$61.3	$60.4
Asset impairment expense, net of taxes	2.1	—	—	—	—
Restructuring expense, net of taxes	6.7	—	—	—	—
Adjusted net income	17.4	38.0	60.3	61.3	60.4

Following the commencement of the Offer, General Dynamics became aware of other financial information about the Company that General Dynamics did not receive prior to the execution of the Merger Agreement. The information was computed without review by the Company’s senior management and the Company believes the information to be immaterial for purposes of the Offer.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 under the heading “Top-Up Option” is hereby amended by inserting the following sentence immediately before the 1st sentence of the last paragraph thereof:

“Based upon the number of Shares issued and outstanding on November 16, 2011, the Company believes that the Company would have approximately 237 million Shares available to issue to Purchaser upon its exercise of the Top-Up Option.”

Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended by:

Amending and restating the 4th bullet point of the 1st paragraph thereof as follows:

•	“A complaint in the First Judicial District Court in Carson City, Nevada, dated November 9, 2011, which was amended on November 29, 2011, captioned Bhavdip Bhayani, et al. v. Michael Moody, et al.;”

Inserting the following five paragraphs immediately after the last paragraph thereof:

“On December 1, 2011, the Ninth Judicial District in Charleston County, South Carolina permitted the South Carolina plaintiffs to participate in discovery taking place in Wiener I.

In an oral order issued on December 2, 2011, the First Judicial District Court in Carson City, Nevada, denied plaintiffs’ request for expedited discovery in the cases pending before it in connection with the transactions contemplated by the Merger Agreement.

On December 5, 2011, Plaintiff Nicola Saulle filed a notice of withdrawal of his amended complaint dated November 14, 2011.

In orders dated December 6, 2011, the Second Judicial District Court in Washoe County, Nevada transferred all complaints pending before it to the Eighth Judicial District Court in Clark County, Nevada to be consolidated with Wiener I.

On December 7, 2011, the plaintiffs in Wiener I filed a motion for class certification. In an order dated December 9, 2011, the Eighth Judicial District Court in Clark County, Nevada certified a plaintiff class consisting of all record and beneficial owners of Shares as of November 6, 2011 and their successors in interest and/or their transferees, except for the defendants in Wiener I and certain affiliates of such defendants. Such class action proceedings are captioned In re Force Protection, Inc. Shareholder Litigation.”

Section 14(f) Information Statement.

The Information Statement attached as Annex A to the Schedule 14D-9 is hereby amended by restating the 1st line of the table immediately after the 1st paragraph under the heading “Principal Stockholders And Security Ownership Of Management — Executive Officers and Directors” as follows:

Major General Jack A. Davis, USMC (Ret.)(2)	36,183 Shares	*

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ CHARLES A. MATHIS

(Signature)

Charles A. Mathis (Chief Financial Officer)

(Name and title)

December 12, 2011

(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.